Exhibit 1.1

KongZhong Corporation Reports Third Quarter 2014 Unaudited Financial Results

BEIJING, China - November 24, 2014 - KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

● Total revenues were US$ 60.14 mn, an increase of 3.9% from the second quarter of 2014 and 36.4% from the same period last year.

● Total gross profit was US$ 23.83 mn, an increase of 24.8% from the same period last year.

● Net income was US$ 3.50 mn, including US$ 1.32 mn impairment on intangible assets and US$2.00 mn cost method impairment on long-term investments. Diluted net income per American Depositary Shares ("ADS") was US$ 0.08.

● Non-GAAP net income was US$ 7.79 mn. Non-GAAP diluted net income per ADS was US$ 0.17 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

● As of September 30, 2014, the Company had US$ 232.75 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 5.11 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash.

● On October 17, 2014, the Company announced that its Board of Directors had declared a special one-time cash dividend of US$0.022 per ordinary share, or US$0.88 per ADS for record holders of the Company's ordinary shares and holders of the Company's ADS as of the close of business on October 27, 2014.

The Company's Chairman and Chief Executive Officer, Leilei Wang said, "Due to delays in the release of our new smartphone mobile games, we under performed our previously given guidance for US GAAP and Non-GAAP NPAT.  Nonetheless, the Company still returned to solid profitability in 3Q14 compared to 2Q14. This was driven by stable performance in our Internet Game business as we continued to release new updates for World of Tanks and Guild Wars 2 stabilized around a core loyal player base.  In mobile games, at the end of 3Q14 we released our self-developed mobile game, "Rush Three Kingdoms" which has become a consistent performing game in the China market and in November 2014, we released "My Cutest Princess" a licensed game from Japan.  We expect to release 1 to 2 high quality mobile games to the market per quarter for the foreseeable future."

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	Three Months Ended
	September 30,	June 30,	September 30,
	2013	2014	2014
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	44,084	57,870	60,139
Internet Games	21,370	32,022	32,446
Mobile Games	4,702	10,537	11,396
WVAS	18,012	15,311	16,297

Sales Tax	1,506	503	502
Internet Games	1,191	277	300
Mobile Games	37	33	111
WVAS	278	193	91

Cost of Revenue	23,483	32,871	35,809
Internet Games	9,851	16,126	17,353
Mobile Games	2,355	5,933	5,846
WVAS	11,277	10,812	12,610

Gross Profit	19,095	24,496	23,828
Internet Games	10,328	15,619	14,793
Mobile Games	2,310	4,571	5,439
WVAS	6,457	4,306	3,596

Gross Margin	43%	42%	40%
Internet Games	48%	49%	46%
Mobile Games	49%	43%	48%
WVAS	36%	28%	22%

Revenues

Total revenues for the third quarter of 2014 were US$ 60.14 mn, an increase of 3.9% from the second quarter of 2014 and 36.4% from the same period of last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 32.45 mn in the third quarter of 2014, an increase of 1.3% from the second quarter of 2014 and 51.8% from the same period of last year, as we saw stable financial performance from our key Internet Game titles, War Saga and Guild Wars 2 compared to the 2Q14 period.

For the third quarter of 2014, mainland China online game operations achieved average monthly active users (“MAUs”) of 2.2 mn and aggregated monthly paying accounts (“APAs”) of 343k with monthly average revenue per user (“ARPU”) of RMB 193.

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Three Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014
MAU	1,745k	2,616k	2,207k
APA	270k	427k	343k
ARPU	158	152	193

Internet game revenues made up 54.0% of total revenues in the third quarter of 2014.

Mobile Games Revenues

Total mobile game revenues were US$ 11.40 mn, an 8.2% increase from the second quarter of 2014, and a 142.4% increase from the same period of last year.

Total mobile game revenues made up 18.9% of total revenues in the third quarter of 2014.

WVAS Revenues

WVAS revenues were US$ 16.30 mn, a 6.4% increase from the second quarter of 2014, but a 9.5% decrease from the same period of last year.

WVAS made up 27.1% of total revenues in the third quarter of 2014.

Gross Profit

Total gross profit for the third quarter of 2014 was US$ 23.83 mn, a 2.7% decrease from the second quarter of 2014, but a 24.8% increase from the same period last year.

Total gross margin was 39.6% in the third quarter of 2014.

Internet Game Gross Profit

Internet game gross profit was US$ 14.79 mn, a 5.3% decrease from the second quarter of 2014. Internet game gross margin was 45.6% compared to 48.8% in the second quarter of 2014 due to higher costs associated with revenue share and license fees to our Internet game developer partners.

Mobile Game Gross Profit

Mobile games gross profit was US$ 5.44 mn, a 19.0% increase from the second quarter of 2014. Mobile games gross margin was 47.7% compared to 43.4% in the second quarter of 2014. The increase in mobile game gross margins reflects increased contribution from newly release smartphone games on the iOS platform.

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WVAS Gross Profit

WVAS gross profit was US$ 3.60 mn, a 16.5% decrease from the second quarter of 2014. WVAS gross margin was 22.1% compared to 28.1% in the second quarter of 2014.

Operating Expenses

Total operating expenses in the third quarter of 2014 were US$ 21.11 mn compared to US$ 25.98 mn in the second quarter of 2014. Third quarter operating expenses included US$ 1.32 mn impairment on intangible assets.

Product development expenses in the third quarter of 2014 were US$ 6.58 mn compared to US$ 6.51 mn in the second quarter of 2014.

Sales and marketing expenses in the third quarter of 2014 were US$ 10.70 mn compared to US$ 16.01 mn in the second quarter of 2014. Sales and marketing expenses receded from second quarter levels, when the Company launched one-time promotional activities associated with the commercial release of Guild Wars 2 and World of Warplanes.

General and administrative expenses in the third quarter of 2014 were US$ 2.50 mn compared to US$ 3.46 mn in the second quarter of 2014. The decrease in G&A was due to a decline in stock based compensation and office expenses in 3Q14.

The Company’s total headcount in the third quarter of 2014 was 1,151 staff compared to 1,201 staff at the end of the second quarter of 2014.

Earnings

US GAAP net income and diluted income per ADS were US$ 3.50 mn and US$ 0.08, respectively. Non-GAAP net income and earnings per ADS were US$ 7.79 mn and US$ 0.17, respectively.

Total ADS on a diluted basis outstanding during the third quarter of 2014 were 46.64 mn, compared to 47.31 mn outstanding during the second quarter of 2014.

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For the purpose of earnings per share calculation	Number during three months ended June 30, 2014	Number during three months ended September 30, 2014
ADS (in mns)	45.52	45.56
Add: Dilution impact from options and nonvested shares	0.56	0.46
Warrants issued to business partners	1.23	0.62
ADS on diluted basis	47.31	46.64

Balance Sheet

As of September 30, 2014, the Company had US$ 232.75 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 5.11 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash.

Business Outlook (For the fourth quarter ending December 31, 2014)

The Company expects total revenues for the fourth quarter of 2014 to be within the range of US$ 59 mn to US$ 60 mn. The Company expects total gross profit to be within the range of US$ 24 mn to US$ 25

mn. We expect net income to be US$ 9 mn to US$ 10 mn and Non-GAAP net income is expected to be US$ 10 mn to US$ 11 mn.

Conference Call

KongZhong’s management will hold a conference call and webcast to discuss the results at 7:30 PM Eastern Standard Time (EST) on Monday, November 24, 2014 (8:30 AM Beijing/Hong Kong time, Tuesday, November 25, 2014)

The conference call will be available live via webcast on the Investor Relations section of KongZhong’s website at http://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

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The company welcomes all interested parties to participate in the live conference call. The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 800 742 9301

- U.S. Dial-in Number: +1 845 507 1610

- Hong Kong Toll Free Dial-in Number: 800 906 648

- Hong Kong Dial-in Number: +852 3051 2792

- Mainland China Dial-in Number: 800 870 0210, 400 120 3170

- International Dial-in Number: +61 2 8373 3610

Passcode: 2777 2594

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website at http://ir.kongzhong.com.

A dial-in replay of the conference call will be available until December 2, 2014:

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Dial-in Number: 800 870 0205, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

Passcode: 2777 2594

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Battleships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Battleships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

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Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Liddy Li

Investor Relations

Tel.: (+86-10) 8857.6000

E-mail:ir@kongzhong.com

Media Contact

Xingran Chen

Public Relations

Tel.: (+86-10) 8857.6000

E-mail:chenxingran@kongzhong.com

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2013	2014	2014

Revenues	44,084	57,870	60,139
Sales tax	1,506	503	502
Net revenues	42,578	57,367	59,637

Cost of revenues	23,483	32,871	35,809

Gross profit	19,095	24,496	23,828

Operating expenses
Product development	6,991	6,510	6,580
Sales and marketing	10,942	16,009	10,702
General and administrative	2,029	3,463	2,502
Impairment loss on intangible assets	1,562	-	1,323
Total operating expenses	21,524	25,982	21,107

Government subsidy	-	267	198

(Loss) income from operations	(2,429)	(1,219)	2,919

Interest income	1,685	1,751	2,835
Impairment loss on cost method investment	2,000	-	2,000
Imputed interest on long-term liabilities	150	150	150
Exchange gain (loss)	210	(316)	8
Investment income	26	-	-
(Loss) income before tax expense	(2,658)	66	3,612
Income tax expense	23	-	109
Net (loss) income	(2,681)	66	3,503

Earnings per ADS, basic	(0.06)	0.00	0.08
Earnings per ADS, diluted	(0.06)	0.00	0.08
Weighted average ADS outstanding (million)	43.50	45.52	45.56
Weighted average ADS used in diluted EPS calculation (million)	43.50	47.31	46.64
Net (loss) income	(2,681)	66	3,503
Other comprehensive income	1,915	10,561	2,079
Total comprehensive (loss) income	(766)	10,627	5,582

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KongZhong Corporation

 Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	As of September 30,	As of June 30,	As of September 30,
	2013	2014	2014
Assets
Current assets
Cash and cash equivalents	104,528	68,506	114,654
Term deposits	3,873	5,021	2,781
Available-for-sale securities	-	28,444	30,447
Held-to-maturity securities	49,248	92,045	48,297
Accounts receivable (net)	22,690	23,245	24,805
Restricted cash	10,570	-	-
Other current assets	6,993	8,093	10,195
Total current assets	197,902	225,354	231,179

Non-current assets
Rental deposits	557	890	1,321
Intangible assets (net)	78,545	74,223	60,507
Property and equipment (net)	6,498	7,048	6,402
Long-term investments	2,000	2,000	-
Goodwill	89,568	89,497	89,524
Restricted cash	36,588	36,560	36,571
Total non-current assets	213,756	210,218	194,325
Total assets	411,658	435,572	425,504

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $43,198, $35,003 and $31,140 as of September 30, 2013, June 30, 2014 and September 30, 2014, respectively)	43,307	35,016	31,581
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $3,212, $15,954 and $9,445 as of September 30, 2013, June 30, 2014 and September 30, 2014, respectively)	3,245	15,984	9,475
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $13,478, $16,523 and $12,582 as of September 30, 2013, June 30, 2014 and September 30, 2014, respectively)	25,790	22,427	18,494
Total current liabilities	72,342	73,427	59,550

Non-current Liabilities
Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $19,110, $9,560 and $9,710 as of September 30, 2013, June 30, 2014 and September 30, 2014, respectively)	19,110	9,560	9,710
Total liabilities	91,452	82,987	69,260
Shareholders’ equity	320,206	352,585	356,244
Total liabilities and shareholders’ equity	411,658	435,572	425,504

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Nine Months Ended
	September 30,	September 30,
	2013	2014
Cash Flows From Operating Activities
Net income	10,635	13,519
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,924	15,415
Imputed interest on long-term liabilities	450	450
Impairment loss on cost method investment	2,000	2,000
Impairment loss on intangible assets	1,813	1,323
Share-based compensation	1,283	1,318
Changes in operating assets and liabilities	3,715	(4,050)
Net Cash Provided by Operating Activities	23,820	29,975

Cash Flows From Investing Activities
Purchase of intangible assets	(1,565)	(98)
Purchase of term deposits	(18,803)	(2,610)
Proceeds from disposal of term deposits	15,232	4,237
Long-term investment	-	(16,380)
Purchase of held-to-maturity securities	(211,193)	(166,880)
Proceeds from disposal of held-to-maturity securities	180,124	170,075
Purchase of property and equipment	(4,906)	(3,076)
Restricted cash	(10,351)	-
Net Cash Used in Investing Activities	(51,462)	(14,732)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	815	434
Deferred payments for acquisition of business	(3,000)	(2,881)
Deferred payments for intangible assets	(5,463)	(20,829)
Repurchase of ordinary shares	(10,124)	(12)
Proceeds from exercise of warrants	27,820	-
Proceeds from bank borrowing	9,000	-
Repayment of bank borrowing	(9,057)	-
Net Cash Provided by (Used in) Financing Activities	9,991	(23,288)

Effect of foreign exchange rate changes	1,484	(729)

Net decrease in Cash and Cash Equivalents	(16,167)	(8,774)
Cash and Cash Equivalents, Beginning of Period	120,695	123,428
Cash and Cash Equivalents, End of Period	104,528	114,654

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term liabilities, impairment loss on cost method investment and intangible assets, as well as is adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2013	2014	2014
GAAP net (loss) income	(2,681)	66	3,503
Share-based compensation	284	768	217
Impairment loss on cost method investment	2,000	-	2,000
Impairment loss on intangible assets	1,562	-	1,323
Imputed interest on long-term liabilities	150	150	150
Amortization of intangibles	185	462	599
Non-GAAP net income	1,500	1,446	7,792

Weighted average ADS used in diluted EPS calculation (million)	43.50	47.31	46.64
Non-GAAP diluted net income per ADS	0.03	0.03	0.17

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